UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EMBARK TECHNOLOGY, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29079J103

(CUSIP Number)

c/o Embark Technology, Inc.

424 Townsend Street

San Francisco, CA 94107

(415) 671-9628

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Alex Rodrigues
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,353,948 (See Item 5)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,501,716 (See Item 5)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,353,948 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1% (See Item 5)
14.	Type of Reporting Person (See Instructions) IN

Except as set forth in this Amendment No. 1 (this “Amendment No. 1”), the initial Schedule 13D filed on November 22, 2021 (the “Original 13D”), remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Original 13D. The information set forth in response to the Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Original 13D is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

ITEM 4.	PURPOSE OF TRANSACTION.

On May 25, 2023, Alex Rodrigues (the “Reporting Person”) entered into a voting and support agreement (the “Voting Agreement”) among Embark, Applied Intuition, Inc. (“Parent”) the Reporting Person and Brandon Maok in connection with the execution on May 25, 2023, of an Agreement and Plan of Merger (the “Merger Agreement”) between Embark, Parent and Azara Merger Sub, Inc. which provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Embark (the “Merger”), with Embark continuing as the surviving corporation of the Merger and a wholly owned subsidiary of Parent.

Under the Voting Agreement, the Reporting Person has agreed to vote all shares of Common Stock over which he has the sole power to vote or direct the vote in favor of the adoption of the Merger Agreement and certain other matters. The Voting Agreement will terminate in certain circumstances, including upon the valid termination of the Merger Agreement in accordance with its terms. The Voting Agreement also contains restrictions on transfer of shares of Common Stock held by the Reporting Person, subject to certain exceptions.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed as Exhibit 3 hereto and is incorporated by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b)

•	Amount beneficially owned: 4,353,948
•	Percent of Class: 18.1%
•	Number of shares the Reporting Person has:

o	Sole power to vote or direct the vote: 4,353,948
o	Shared power to vote: 0
o	Sole power to dispose or direct the disposition of: 2,501,716
o	Shared power to dispose or direct the disposition of: 0

The share amount reported herein consists of 2,501,716 shares of Class B Common Stock held of record by the Reporting Person’s grantor retained annuity trust, over which the Reporting Person serves as trustee, which may be redeemed by the Reporting Person at any time for shares of Class A Common Stock on a one-to-one basis, and 1,852,232 shares of Class B Common Stock held of record by Brandon Moak’s grantor retained annuity trust, over which the Reporting Person holds voting power, under the terms of the Proxy Voting Agreement dated, November 10, 2021, between the Reporting Person and Brandon Moak (the “Proxy Voting Agreement”).

The above percentage is based on (i) 19,708,238 shares of Class A Common Stock outstanding as of May 23, 2023 and (ii) assumes the conversion of 4,353,948 shares of Class B Common Stock into Class A Common Stock on a one-for-one basis.

(c)	During the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.
(d)	None.
(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 4 and 5 is hereby incorporated by reference into this Item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

3.	Voting and Support Agreement, dated May 25, 2023, among Applied Intuition, Inc., Embark Technology, Inc, Alex Rodrigues and Brandan Moak (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Embark Technology, Inc. on May 25, 2023).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 1, 2023

By:	/s/ Alex Rodrigues